LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

August 6, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Kathryn McHale, Senior Staff Attorney

Re:	New Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-204842)

Dear Ms. McHale:

On behalf of New Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated August 5, 2015, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from Pre-Effective Amendment No. 1.

Exhibit Index

1.	We note your response to comment 10. However, noting your intention to terminate the Pension Plan as part of the conversion, the importance of such termination to the future performance of the company, and that the plan will not be terminated in the ordinary course of business, please provide us an analysis supporting your determination that the Pension Plan is not material to the company.

The multiple employer defined benefit plan is filed as Exhibit 10.5 with the Amended Form S-1.

LUSE GORMAN, PC

Ms. Kathryn McHale

Securities and Exchange Commission

August 6, 2015

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter

Steven Lanter

cc:	Richard C. Sauerman, President and Chief Executive Officer
Kip Weissman, Esq.